

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

<u>Via E-mail</u>
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

      Re: Guess?, Inc.
               Form 10-K for the Fiscal Year Ended January 31, 2015
               Filed March 27, 2015
               File No. 001-11893

Dear Mr. Reddy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and Mining